Exhibit 99.1

HeadHunter Group PLC Announces Third Quarter 2022 Financial Results

MOSCOW, Russia, November 15, 2022 – HeadHunter Group PLC (Nasdaq: HHR, MOEX: HHRU) announced today its financial results for the third quarter ended September 30, 2022. As used below, references to “we,” “our,” “us” or the “Company” or similar terms shall mean HeadHunter Group PLC.

Third Quarter 2022 Financial and Operational Highlights

	Three months ended September 30, 2022	Three months ended September 30, 2021			Three months ended September 30, 2022
(in millions of RUB(1) and USD(2))	RUB	RUB	Change(3)		USD(4)
Revenue	4,741	4,690	1.1%		82.6
Russia Segments(6) Revenue	4,399	4,332	1.5%		76.6
Net Income	1,412	1,769	(20.2)%		24.6
Net Income Margin, %	29.8%	37.7%	(7.9	) ppts
Adjusted EBITDA(5)	2,598	2,833	(8.3)%		45.2
Adjusted EBITDA Margin, %(5)	54.8%	60.4%	(5.6	) ppts
Adjusted Net Income(5)(7)	1,782	2,003	(11.0)%		31.0
Adjusted Net Income Margin, %(5)(7)	37.6%	42.7%	(5.1	) ppts

(1)	“RUB” or “₽” denote Russian Ruble throughout this release.
(2)	“USD” or “$” denote U.S. Dollar throughout this release.
(3)	Percentage movements and certain other figures in this release may not recalculate exactly due to rounding. This is because percentages and/or figures contained herein are calculated based on actual numbers and not the rounded numbers presented.
(4)	Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of September 30, 2022 (RUB 57.4130 to USD 1).
(5)	Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Net Income Margin are non-IFRS measures. See “Use of Non-IFRS Financial Measures” elsewhere in this release for a description of these measures and a reconciliation from the nearest IFRS measures.
(6)	Includes our “Russia (hh.ru)” and “Russia (Zarplata.ru)” operating segments revenue.
(7)	In the fourth quarter of 2021 we modified the presentation of Adjusted Net Income for the first, second and third quarters of 2021 by including the impact of amortization of intangible assets recognized as a result of Zarplata.ru and Skillaz acquisitions. Prior period amounts have been reclassified to conform to this presentation. Please see “Modification of the presentation of Adjusted EBITDA and Adjusted Net Income” and “Use of Non-IFRS Financial Measures” elsewhere in this release.

●	Revenue for the three months ended September 30, 2022 was relatively flat compared to the three months ended September 30, 2021, as the decrease in the number of paying customers in Small and Medium Accounts and average consumption in Key Accounts on the back of economic uncertainty was offset by the increase in the average revenue per customer (“ARPC”) across all customer segments, driven by annual price increases and monetization improvements. This was consistent with year-over-year revenue dynamics and key revenue change factors that we saw in the second quarter of 2022.

●	Net income decreased 20.2%, Adjusted EBITDA decreased 8.3%, and Adjusted EBITDA Margin decreased by 5.6 ppts from 60.4% to 54.8%, compared to the three months ended September 30, 2021, largely as a result of our decision not to scale down the growth of our expenditures.

	As of September 30, 2022	As of December 31, 2021		As of September 30, 2022
(in millions of RUB and USD)	RUB	RUB	Change	USD
Net Working Capital(1)	(6,040)	(6,128)	(1.4)%	(105.2)
Net Debt(1)	1,623	1,214	33.7%	28.3
Net Debt to Adjusted EBITDA Ratio(1) (2)	0.2x	0.1x

(1)	Net Working Capital, Net Debt and Net Debt to Adjusted EBITDA Ratio are non-IFRS financial measures. See “Use of Non-IFRS Financial Measures” elsewhere in this release for calculation of these measures

(2)	For the purposes of calculation of this ratio as of September 30, 2022, Adjusted EBITDA is calculated on the last twelve months basis.

●	Net Working Capital as of September 30, 2022 was relatively flat compared to December 31, 2021.

●	Net Debt increased by ₽409 million, or 33.7%, primarily due to a decrease in the cash balance (see “Cash Flows”), partially offset by a decrease in the loans and borrowings as of September 30, 2022, due to scheduled bank loan repayments.

●	Net Debt to Adjusted EBITDA Ratio remains low at 0.2x.

Recent Acquisitions and Investments

On July 6, 2022, we acquired a minority stake in “Innovations in Human Resources Management” LLC, the provider of e-signature platform “HR-link” in Russia, in exchange for a cash-in investment.

Financial and Corporate Outlook

Given the high uncertainty concerning future geopolitical developments and the macro environment, our visibility over the short- and medium-term is limited and we remain unable to provide any forward-looking outlook at this stage.

Adversity in the macro environment may continue to result in a decrease in hiring activity of our customers, which would adversely impact our revenue.

We provided detailed information on our risk exposure and possible adverse impacts on our businesses in our Annual Report on Form 20-F for the year ended December 31, 2021, which was filed on April 27, 2022, and updated in respect to the risk factor under the heading “Risk Factors - Risks Relating to the Russian Federation and Other Markets in Which We Operate” on Form 6-K, which was filed on August 15, 2022.

Modification of the Presentation of Adjusted EBITDA and Adjusted Net Income

Beginning from the fourth quarter of 2021, we modified the presentation of Adjusted Net Income and Adjusted Net Income Margin, our non-IFRS measures, to include the impact of amortization of intangible assets recognized as a result of Zarplata.ru and Skillaz acquisitions. We believe this revised presentation will provide a better understanding of our operating performance and a more meaningful comparison of our results between periods.

Prior period amounts have been reclassified to conform to this presentation. These changes have no impact on any of the previously reported IFRS results for any periods presented.

The following table presents the effects of the changes on the presentation of non-IFRS measures as reflected in the Company's previous reports:

	For the three months ended September 30, 2021
(in millions of RUB)	Non-IFRS Prior Presentation	Net foreign exchange loss and related income tax effect		Non-IFRS Revised Presentation
Adjusted Net Income	2,051	(48)		2,003
Adjusted Net Income Margin, %	43.7%	(1.0	) ppts	42.7%

Operating Segments

For management purposes, we are organized into operating segments based on the geography of our operations or other subdivisions as presented in internal reporting to our chief operating decision-maker (“CODM”). Our operating segments include “Russia (hh.ru)”, “Russia (Zarplata.ru)”, “Belarus”, “Kazakhstan”, “Skillaz” and other segments. As each segment, other than “Russia (hh.ru)” individually comprises less than 10% of our revenue, for reporting purposes we combine all segments other than “Russia (hh.ru)” into the “Other segments” category.

Customers

We sell our services predominantly to businesses that are looking for job seekers to fill vacancies inside their organizations. We refer to such businesses as “customers.” In Russia, we divide our customers into (i) Key Accounts and (ii) Small and Medium Accounts, based on their annual revenue and employee headcount. We define “Key Accounts” as customers who, according to the Spark-Interfax database, have an annual revenue of ₽2 billion or more or a headcount of 250 or more employees and have not marked themselves as recruiting agencies on their page on our website. We define “Small and Medium Accounts” as customers who, according to the Spark-Interfax database, have both an annual revenue of less than ₽2 billion and a headcount of less than 250 employees and have not marked themselves as recruiting agencies on their page on our website. Our website allows several legal entities and/or natural persons to be registered, each with a unique identification number, under a single account page (e.g., a group of companies). Each legal entity registered under a single account is defined as a separate customer and is included in the number of paying customers metric. Natural persons registered under a single account are assumed to be employees of the legal entities of that account and thus, are not considered separate customers and are not included in the number of paying customers metric. However, in a specific reporting period, if only natural persons used our services under such account, they are collectively included in the number of paying customers as one customer.

Seasonality

Revenue

We generally do not experience seasonal fluctuations in demand for our services and, prior to COVID-19 and current geopolitical events, our revenue remained relatively stable throughout each quarter. However, our customers are predominately businesses and, therefore, use our services mostly on business days. As a result, our quarterly revenue is affected by the number of business days in a quarter, with the exception of our services that represent “stand-ready” performance obligations, such as subscriptions to access our curriculum vitae (“CV”) database, which are satisfied over the period of subscription, including weekends and holidays.

Public holidays in Russia predominantly fall during the first quarter of each year, which results in lower business activity in that quarter. Accordingly, our first quarter revenue is typically slightly lower than in the other quarters. For example, our first quarter revenue in our “Russia (hh.ru)” segment in 2021 was 17.8% of total “Russia (hh.ru)” segment revenue for the year.

Operating costs and expenses (exclusive of depreciation and amortization)

Our operating costs and expenses (exclusive of depreciation and amortization) consist primarily of personnel and marketing expenses. Personnel and marketing expenses, in total, accounted for 79.2% and 78.6% of our total operating costs and expenses (exclusive of depreciation and amortization) for the years ended December 31, 2021 and December 31, 2020, respectively. Most of our marketing and personnel expenses are fixed and not directly tied to our revenue.

Marketing expenses are more volatile in terms of allocation to quarters and are affected by our decisions on how we realize our strategy in a particular year, which can differ from year to year. Therefore, total marketing expenses as a percentage of revenue for a particular quarter may not be fully representative of the whole year. Personnel expenses are relatively stable over the year. However, they are also affected by other dynamics, such as our hiring decisions. Some costs and expenses, such as share-based compensation or foreign exchange gains or losses, can be significantly concentrated in a particular quarter.

As an example, the third quarter segment external expenses in our “Russia (hh.ru)” segment in 2021 and 2020 were 25.3% and 23.9%, respectively, of total “Russia (hh.ru)” segment external expenses for the year.

Net income and Adjusted EBITDA

Even though our revenue remains relatively stable throughout each quarter, seasonal revenue fluctuations, as described above, affect our net income. As a result of revenue seasonality, our profitability in the first quarter is usually lower than in other quarters and for the full year, because our expenses as a percentage of revenue are usually higher in the first quarter due to lower revenue. Our profitability is also affected by our decisions on timing of expenses, as described above.

Contract liabilities

Our contract liabilities are mostly affected by the annual subscriptions’ renewal cycle in our Key Accounts customer segment. A substantial number of our Key Accounts renew their subscriptions in the first quarter but prepay us in the fourth quarter of the previous year, as per our normal payment terms. As a result, we receive substantial prepayments from our customers in the fourth quarter which causes a consequential increase in our contract liabilities at the end of that quarter. For example, our contract liabilities as of March 31, June 30, September 30, and December 31, 2021 were ₽3,630 million, ₽3,465 million, ₽3,700 million, and ₽4,645 million, respectively.

Net cash generated from operating activities

Our net cash generated from operating activities is affected by seasonal fluctuations in business activity as explained in “Revenue” and by substantial prepayments from our customers (see “Contract liabilities”), as well as by our decisions in regard to timing of expenses (see “Operating costs and expenses (exclusive of depreciation and amortization)”), and to a lesser extent by payment terms provided to us by our largest suppliers, such as TV advertising agencies and others.

Net Working Capital

Our Net Working Capital is primarily affected by changes in our contract liabilities. As our contract liabilities have usually been highest in the fourth quarter, our Net Working Capital has usually been the lowest in the fourth quarter. For example, our Net Working Capital as of March 31, June 30, September 30, and December 31, 2021 was ₽(5,269) million, ₽(4,832) million, ₽(5,091) million, and ₽(6,128) million, respectively.

Third Quarter 2022 Results

Our revenue was ₽4,741 million for the three months ended September 30, 2022, which was relatively flat compared to ₽4,690 million for the three months ended September 30, 2021. Uncertainty over future economic development on the back of the latest geopolitical developments has resulted in the decrease in the number of paying customers in Small and Medium Accounts, which was offset by increase in ARPC across all segments due to the annual price indexation and other monetization improvements.

The following table breaks down revenue by product for the periods indicated:

	For the three months ended September 30,
(in thousands of RUB)	2022	2021	Change
Bundled Subscriptions	1,300,665	1,163,263	11.8%
CV Database Access	853,254	979,379	(12.9)%
Job Postings	2,083,246	2,043,813	1.9%
Other value-added services	503,538	503,949	(0.1)%
Total revenue	4,740,703	4,690,404	1.1%

	For the nine months ended September 30,
(in thousands of RUB)	2022	2021	Change
Bundled Subscriptions	3,726,571	2,951,593	26.3%
CV Database Access	2,450,344	2,375,278	3.2%
Job Postings	5,669,152	4,988,432	13.6%
Other value-added services	1,300,867	1,127,399	15.4%
Total revenue	13,146,934	11,442,702	14.9%

The following tables set forth our revenue, number of paying customers and ARPC, broken down by type of customer and region, for the periods indicated:

	For the three months ended September 30,
	2022	2021	Change
Revenue (in thousands of RUB)
Key Accounts in Russia
Moscow and St. Petersburg	1,180,037	1,136,693	3.8%
Other regions of Russia	449,824	398,662	12.8%
Sub-total	1,629,861	1,535,355	6.2%
Small and Medium Accounts in Russia
Moscow and St. Petersburg	1,393,744	1,441,995	(3.3)%
Other regions of Russia	1,201,327	1,182,467	1.6%
Sub-total	2,595,071	2,624,462	(1.1)%
Foreign customers of Russia segment	16,315	25,674	(36.5)%
Other customers in Russia	157,564	146,629	7.5%
Total for “Russia” operating segments	4,398,811	4,332,120	1.5%
Other segments	341,892	358,284	(4.6)%
Total revenue	4,740,703	4,690,404	1.1%

Number of paying customers
Key Accounts
Moscow and St. Petersburg	5,262	5,320	(1.1)%
Other regions of Russia	6,456	6,136	5.2%
Key Accounts, total	11,718	11,456	2.3%
Small and Medium Accounts
Moscow and St. Petersburg	86,040	95,607	(10.0)%
Other regions of Russia	144,167	158,007	(8.8)%
Small and Medium Accounts, total	230,207	253,614	(9.2)%
Foreign customers of Russia segments	848	1,221	(30.5)%
Total for “Russia” operating segments	242,773	266,291	(8.8)%
Other segments, total	18,306	17,068	7.3%
Total number of paying customers	261,079	283,359	(7.9)%

ARPC (in RUB)
Key Accounts
Moscow and St. Petersburg	224,256	213,664	5.0%
Other regions of Russia	69,675	64,971	7.2%
Key Accounts, total	139,090	134,022	3.8%
Small and Medium Accounts
Moscow and St. Petersburg	16,199	15,083	7.4%
Other regions of Russia	8,333	7,484	11.3%
Small and Medium Accounts, total	11,273	10,348	8.9%
Other segments, total	18,676	20,992	(11.0)%

In the third quarter of 2022, compared to the third quarter of 2021:

•	In our Key Accounts customer segment, revenue increased by 6.2%, primarily due to the annual price increase and other monetization improvements.

o	ARPC in our Key Accounts customer segment increased by 3.8%. The increase mostly related to annual price increase from January 2022, partially offset by a decrease in average consumption of services per customer in Moscow and St. Petersburg as well as in other regions of Russia.

o	The number of paying customers in our Key Accounts customer segment has increased by 2.3%, as the increase in regional Key Accounts by 5.2% was partially offset by the decrease in Moscow and St. Petersburg by 1.1%.

•	In our Small and Medium Accounts customer segment, revenue decreased by 1.1%, driven primarily by the decrease in the number of paying customers, which was almost entirely offset by the increase in ARPC.

o	ARPC in our Small and Medium Accounts customer segment increased by 8.9% primarily due to the annual price increase, as well as the increase in the average consumption by the Small and Medium Accounts in other regions of Russia as a result of introduction of vacancy postings by regions.

o	The number of paying customers in our Small and Medium Accounts customer segment decreased by 9.2%, driven by the adverse impact of recent geopolitical developments on the Small and Medium Accounts business segment.

•	In our Other segments, revenue decreased by 4.6% , primarily in our “Belarus” operating segment as a result of a decrease in a number of paying customers.

The following tables set forth our revenue, number of paying customers and ARPC, broken down by type of customer and region, for the nine months ended September 30, 2021 and 2022. Our results for the nine months ended September 30, 2022 are affected by a very strong growth in the first quarter, thus year-over-year dynamics significantly differ from dynamics in the third quarter 2022.

	For the nine months ended September 30,
	2022	2021	Change
Revenue (in thousands of RUB)
Key Accounts in Russia
Moscow and St. Petersburg	3,190,639	2,655,180	20.2%
Other regions of Russia	1,244,894	988,460	25.9%
Sub-total	4,435,533	3,643,640	21.7%
Small and Medium Accounts in Russia
Moscow and St. Petersburg	3,900,181	3,533,567	10.4%
Other regions of Russia	3,318,421	2,990,375	11.0%
Sub-total	7,218,602	6,523,942	10.6%
Foreign customers of Russia segment	64,269	71,156	(9.7)%
Other customers in Russia	443,473	348,308	27.3%
Total for “Russia” operating segments	12,161,877	10,587,046	14.9%
Other segments	985,057	855,656	15.1%
Total revenue	13,146,934	11,442,702	14.9%

Number of paying customers
Key Accounts
Moscow and St. Petersburg	6,083	5,909	2.9%
Other regions of Russia	7,432	6,938	7.1%
Key Accounts, total	13,515	12,847	5.2%
Small and Medium Accounts
Moscow and St. Petersburg	139,609	150,316	(7.1)%
Other regions of Russia	245,065	258,483	(5.2)%
Small and Medium Accounts, total	384,674	408,799	(5.9)%
Foreign customers of Russia segments	1,835	2,423	(24.3)%
Total for “Russia” operating segments	400,024	424,069	(5.7)%
Other segments, total	27,928	25,613	9.0%
Total number of paying customers	427,952	449,682	(4.8)%

ARPC (in RUB)
Key Accounts
Moscow and St. Petersburg	524,517	449,345	16.7%
Other regions of Russia	167,505	142,470	17.6%
Key Accounts, total	328,193	283,618	15.7%
Small and Medium Accounts
Moscow and St. Petersburg	27,936	23,508	18.8%
Other regions of Russia	13,541	11,569	17.0%
Small and Medium Accounts, total	18,766	15,959	17.6%
Other segments, total	35,271	33,407	5.6%

Operating costs and expenses (exclusive of depreciation and amortization)

Operating costs and expenses (exclusive of depreciation and amortization) were ₽2,334 million for the three months ended September 30, 2022, compared to ₽2,005 million for the three months ended September 30, 2021, representing an increase of ₽329 million, or 16.4%.

The following table sets forth operating costs and expenses (exclusive of depreciation and amortization) for the periods indicated:

	For the three months ended September 30,			For the nine months ended September 30,
(in thousands of RUB)	2022	2021	Change	2022	2021	Change
Personnel expenses	(1,368,938)	(1,048,358)	30.6%	(4,311,405)	(2,947,616)	46.3%
Marketing expenses	(495,648)	(563,698)	(12.1)%	(1,826,410)	(1,364,157)	33.9%
Other general and administrative expenses:
Subcontractors and other expenses related to provision of services	(134,638)	(118,311)	13.8%	(335,884)	(280,876)	19.6%
Office rent and maintenance	(86,780)	(82,427)	5.3%	(262,653)	(213,129)	23.2%
Professional services	(136,754)	(86,329)	58.4%	(346,678)	(261,279)	32.7%
Insurance expense	(27,191)	(40,283)	(32.5)%	(104,702)	(129,257)	(19.0)%
Hosting and other web-site maintenance	(25,781)	(21,643)	19.1%	(74,442)	(58,876)	26.4%
Other operating expenses	(58,473)	(43,747)	33.7%	(155,510)	(156,115)	(0.4)%
Operating costs and expenses (exclusive of depreciation and amortization)	(2,334,203)	(2,004,796)	16.4%	(7,417,684)	(5,411,305)	37.1%

The following table sets forth operating costs and expenses (exclusive of depreciation and amortization) as percentage of revenue for the periods indicated:

	For the three months ended September 30,			For the nine months ended September 30,
	2022	2021	Change	2022	2021	Change
Personnel expenses	28.9%	22.4%	6.5%	32.8%	25.8%	7.0%
Marketing expenses	10.5%	12.0%	(1.6)%	13.9%	11.9%	2.0%
Other general and administrative expenses:
Subcontractors and other expenses related to provision of services	2.8%	2.5%	0.3%	2.6%	2.5%	0.1%
Office rent and maintenance	1.8%	1.8%	0.1%	2.0%	1.9%	0.1%
Professional services	2.9%	1.8%	1.0%	2.6%	2.3%	0.3%
Insurance expense	0.6%	0.9%	(0.3)%	0.8%	1.1%	(0.3)%
Hosting and other web-site maintenance	0.5%	0.5%	0.1%	0.6%	0.5%	0.1%
Other operating expenses	1.2%	0.9%	0.3%	1.2%	1.4%	(0.2)%
Operating costs and expenses (exclusive of depreciation and amortization)	49.2%	42.7%	6.5%	56.4%	47.3%	9.1%

Personnel expenses

Personnel expenses for the three months ended September 30, 2022 increased by ₽321 million, or 30.6%, compared to the three months ended September 30, 2021, primarily due to indexation of wages and increase in headcount for our product, development, and sales teams. Our total headcount as of September 30, 2022 increased by 113 people to 1,436 people, compared to September 30, 2021.

Personnel expenses increased as a percentage of revenue from 22.4% in the third quarter of 2021 to 28.9% in the third quarter of 2022 on the back of increasing expenses and flat revenues.

Personnel expenses (excluding share-based compensations and other items) as a percentage of revenue increased from 19.3% in the third quarter of 2021 to 25.2% in the third quarter of 2022 for the same reason. See “Use of Non-IFRS Financial Measures” elsewhere in this release for a reconciliation of personnel expenses (excluding share-based compensations and other items) from the nearest IFRS measure.

Marketing expenses

Marketing expenses decreased by ₽68 million, or 12.1%, for the three months ended September 30, 2022, compared to the three months ended September 30, 2021, mainly due timing of our spend in 2021, when our marketing expenses in the second half of the year were significantly higher than in the first half of the year.

Accordingly, marketing expenses as a percentage of revenue decreased from 12.0% in the third quarter of 2021 to 10.5% in the third quarter of 2022.

Other general and administrative expenses

Total other general and administrative expenses increased by ₽77 million, or 19.6%, primarily due to increase in our professional costs by ₽50 million related mostly to the legal advisory services.

Our other general and administrative expenses as a percentage of revenue increased from 8.4% in the third quarter of 2021 to 9.9% in the third quarter of 2022 due to an increase in professional costs as was described above.

Total other general and administrative expenses (excluding items unrelated to our core business activities) as a percentage of revenue were 9.1% in the third quarter of 2022, compared to 8.4% in the third quarter of 2021.

Net foreign exchange income/(loss)

Net foreign exchange income was ₽144 million for the three months ended September 30, 2022, compared to a ₽10 million loss for the three months ended September 30, 2021. The net foreign exchange income for the second quarter of 2022 primarily reflects the foreign exchange gain on USD-denominated cash balances reflecting the depreciation of Russian ruble against the US dollar from 51.1580 as of June 30, 2022, to 57.4130 as of September 30, 2022.

Depreciation and amortization

Depreciation and amortization were ~~P~~292 million for the three months ended September 30, 2022, compared to ₽259 million for the three months ended September 30, 2021. The increase by 12.9%, or ₽33 million, was mainly due to a decreased amortization charge for the third quarter of 2021 as a result of finalization of purchase price allocation for acquisition of Skillaz and reflecting adjustment on the provisional values of Skillaz’ intangible assets.

Finance income and costs

Finance income was ₽43 million for the three months ended September 30, 2022, compared to ₽57 million for the three months ended September 30, 2021, primarily due to a decrease in income from the cash deposits.

Finance costs were ₽176 million for the three months ended September 30, 2022, which was flat compared to ₽173 million for the three months ended September 30, 2021.

Income tax expense

Income tax expense was ₽530 million for the three months ended September 30, 2022, which was flat compared to the ₽548 million income tax expense for the three months ended September 30, 2021.

The effective tax rate increased to 27.3% for the three months ended September 30, 2022, compared to 23.7% for the three months ended September 30, 2021. The effective tax rate for the three months ended September 30, 2022 was affected by the non-deductible expenses related to goodwill impairment and reversal of deferred tax asset related to long-term incentive plans (“LTIPs”) as a result of a decrease of our ADR’s market price (which is the tax base for LTIPs).

Net income, Adjusted EBITDA and Adjusted Net Income

In the three months ended September 30, 2022, compared to the three months ended September 30, 2021, our net income decreased by 20.2% to ₽1,412 million, our Adjusted EBITDA decreased by 8.3% to ₽2,598 million and our Adjusted Net Income decreased by 11.0% to ₽1,782 million, mostly as a result of our decision not to scale down the growth of our expenditures on the back of flat revenues.

Cash Flows

The following table sets forth the summary cash flow statements for the periods indicated:

	For the nine months ended September 30,
(in thousands of RUB)	2022	2021	Change
Net cash generated from operating activities	4,524,911	6,025,956	(1,501,045)
Net cash used in investing activities	(562,809)	(983,290)	420,481
Net cash used in financing activities	(4,343,665)	(2,828,672)	(1,514,993)
Net (decrease)/increase in cash and cash equivalents	(381,563)	2,213,994	(2,595,557)
Cash and cash equivalents, beginning of period	6,523,228	3,367,610	3,155,618
Effect of exchange rate changes on cash	(798,891)	26,380	(825,271)
Cash and cash equivalents, end of period	5,342,774	5,607,984	(265,210)

Net cash generated from operating activities

For the nine months ended September 30, 2022, net cash generated from operating activities was ₽4,525 million, compared to ₽6,026 million generated for the nine months ended September 30, 2021. The change between the periods of ₽1,501 million was primarily driven by: (i) a decrease in the movement of contract liabilities for the nine months ended September 30, 2022, due to decrease in customer payments after February 23, 2022; (ii) a decrease in VAT payables by ₽188 million during the nine months ended September 30, 2022 reflecting the slowdown in revenue growth after February 23, 2022 in comparison to an increase in VAT payables by ₽406 million during the nine months ended September 30, 2021 as a result of significant revenue growth in 2021 (in accordance with the tax legislation VAT payment for the quarter is calculated based on the tax base of the previous quarter); (iii) increase in interest paid during the nine months ended September 30, 2022 due to timing of cash-flows (December 31, 2021 was non-working day, therefore, payment for the fourth quarter of 2021 was made in the first quarter of 2022).

Net cash used in investing activities

For the nine months ended September 30, 2022, net cash used in investing activities was ₽563 million compared to ₽983 million net cash used in investing activities for the nine months ended September 30, 2021. The change between the periods of ₽420 million was primarily due to: (i) a decrease in our investing cash flow related to M&A from ₽618 million paid during the nine months ended September 30, 2021 to ₽201 million paid during nine months ended September 30, 2022; (ii) ₽213 million net investments in short-term deposits during the nine months ended September 30, 2022, and (iii) a decrease in the deferred consideration paid for acquisition of Zarplata.ru in the nine months ended September 30, 2022 by ₽166 million in line with the agreed payment schedule.

Net cash used in financing activities

For the nine months ended September 30, 2022, net cash used in financing activities was ₽4,344 million, compared to ₽2,829 million for the nine months ended September 30, 2021. The increase in cash used in the financing activities for the nine months ended September 30, 2022 of ₽1,515 million was primarily due to (i) an increase in the amount of dividends paid by ₽1,140 million and (ii) ₽330 million paid for the acquisition of treasury shares, which did not occur during the nine months ended September 30, 2021.

Capital Expenditures

Our additions to property and equipment and intangible assets for the three months ended September 30, 2022, were ₽105 million, compared to ₽49 million for the three months ended September 30, 2021, primarily due to an increase in servers and computers acquisition.

About HeadHunter Group PLC

HeadHunter is the leading online recruitment platform in Russia and the Commonwealth of Independent States focused on providing comprehensive talent acquisition services, such as access to extensive CV database, job postings (jobs classifieds platform) and a portfolio of value-added services.

USE OF NON-IFRS FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), we present the following non-IFRS1 financial measures: Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin, Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization), Net Working Capital, Net Debt and Net Debt to Adjusted EBITDA Ratio. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS. For more information on these non-IFRS financial measures, please see the tables captioned “Reconciliations of non-IFRS financial measures from the nearest comparable IFRS measures”, included following the accompanying financial tables. We define the various non-IFRS financial measures we use as follows:

●	“Adjusted EBITDA” as net income/(loss) plus: (1) income tax expense; (2) net interest costs; (3) depreciation and amortization; (4) expenses related to equity-settled awards, including related social taxes; (5) SPO-related costs; (6) income from the depositary; (7) net foreign exchange (gain)/loss; (8) (gain)/loss on remeasurement of previously held interest in equity-accounted investees; (9) (gain)/loss on financial assets measured at fair value through profit and loss; (10) share of (profit)/loss of equity-accounted investees; (11) other financing and transactional costs; (12) transaction costs related to business combinations; (13) goodwill impairment; (14) impairment of equity-accounted investees; (15) integration costs.

●	“Adjusted Net Income” as net income/(loss) plus: (1) expenses related to equity-settled awards, including related social taxes; (2) SPO-related costs; (3) income from the depositary; (4) net foreign exchange (gain)/loss; (5) (gain)/loss on remeasurement of previously held interest in equity-accounted investees; (6) (gain)/loss on financial assets measured at fair value through profit and loss; (7) share of (profit)/loss of equity-accounted investees; (8) other financing and transactional costs; (9) transaction costs related to business combinations; (10) goodwill impairment; (11) impairment of equity accounted investees; (12) integration costs; (13) amortization of intangible assets recognized upon the acquisition of our predecessor; (14) tax effect on adjustments.

●	“Adjusted EBITDA Margin” as Adjusted EBITDA divided by revenue.

●	“Adjusted Net Income Margin” as Adjusted Net Income divided by revenue.

●	“Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)” as operating costs and expenses (exclusive of depreciation and amortization) plus: (1) expenses related to equity-settled awards, including related social taxes; (2) other financing and transactional costs; (3) integration costs; (4) transaction costs related to business combinations.

●	“Net Working Capital” as a sum of: (1) Trade and other receivables and (2) Prepaid expenses and other current assets; less a sum of: (1) Contract liabilities (current); (2) Trade and other payables (current) and (3) Other current liabilities.

●	“Net Debt” as a sum of current and non-current part of Loans and borrowings minus Cash and cash equivalents and Short-term investments.

●	“Net Debt to Adjusted EBITDA Ratio” by dividing Net Debt by Adjusted EBITDA.

1 Denotes International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).

Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) are used by our management to monitor the underlying performance of the business and its operations. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) as reported by us to Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) as reported by other companies. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) are unaudited and have not been prepared in accordance with IFRS or any other generally accepted accounting principles.

Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) are not measurements of performance under IFRS or any other generally accepted accounting principles, and you should not consider Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) as alternatives to net income, operating profit or other financial measures determined in accordance with IFRS or other generally accepted accounting principles. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

●	Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments,

●	Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) do not reflect changes in, or cash requirements for, our working capital needs, and

●	the fact that other companies in our industry may calculate Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) differently than we do, which limits their usefulness as comparative measures.

The tables at the end of this release provide detailed reconciliations of each non-IFRS financial measure we use from the most directly comparable IFRS financial measure.

Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)

Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) is a financial measure not defined under IFRS. We believe that Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) is a useful metric to assess our operating activities. We excluded expenses incurred in connection with potential financing and strategic transactions, including IPO- and SPO- related expenses that are not indicative of our ongoing expenses. We also excluded equity-settled awards as these are non-cash expenses and highly dependent on our share price at the time of equity award grants. We also excluded other financing and transactional costs as not indicative of our ongoing expenses. Therefore, we believe that it is useful for investors and analysts to see operating costs and expenses financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating activity. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. See the tables at the end of this release providing the calculation of Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization).

Net Working Capital

Net Working Capital is a financial measure not defined under IFRS. We believe that Net Working Capital is a useful metric to assess our ability to service debt, fund new investment opportunities, distribute dividends to our shareholders and assess our working capital requirements. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. See the tables at the end of this release providing the calculation of Net Working Capital.

Net Debt and Net Debt to Adjusted EBITDA Ratio

Net Debt and Net Debt to Adjusted EBITDA Ratio are financial measures not defined under IFRS. We believe that Net Debt and Net Debt to Adjusted EBITDA Ratio are important measures that indicate our ability to repay outstanding debt. These measures should not be considered in isolation or as a substitute for any standardized measure under IFRS. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. See the tables at the end of this release providing the calculation of Net Debt and discussion of Net Debt to Adjusted EBITDA Ratio.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the sufficiency of our resources, our ability to finance our operations for the foreseeable future, the potential impact of geopolitical developments and the macro environment on our business and the trading status of our ADSs on Nasdaq and MOEX, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The important risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, significant competition in our markets, our ability to maintain and enhance our brand, our ability to improve our user experience and product offerings, our ability to respond to industry developments, our reliance on Russian Internet infrastructure, macroeconomic and global geopolitical developments affecting the Russian economy or our business, including the impact of the COVID-19 pandemic, as well as sanctions, export controls and similar measures targeting Russia as well as other responses to the military conflict in Ukraine, changes in the political, legal and/or regulatory environment, privacy and data protection concerns and our need to expend capital to accommodate the growth of the business, a delisting of our ordinary shares from Nasdaq could have materially adverse effects on our business, financial condition and results of operations, as well as those risks and uncertainties included under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021 and “Supplemental Risk Factor Disclosure” in our Report on Form 6-K filed with the U.S. Securities and Exchange Commission (“SEC”) on August 15, 2022, as such factors may be updated from time to time in our other filings with the SEC, each of which is on file with the SEC and is available on the SEC website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Unaudited Condensed Consolidated Interim Statement of Income and Comprehensive Income

	For the three months ended September 30,			For the nine months ended September 30,
	2022	2021	2022	2022	2021	2022
(in thousands of RUB and USD, except per share amounts)	RUB	RUB	USD	RUB	RUB	USD
Revenue	4,740,703	4,690,404	82,572	13,146,934	11,442,702	228,989
Operating costs and expenses (exclusive of depreciation and amortization)	(2,334,203)	(2,004,796)	(40,656)	(7,417,684)	(5,411,305)	(129,199)
Depreciation and amortization	(292,388)	(258,950)	(5,093)	(891,112)	(786,239)	(15,521)
Operating income	2,114,112	2,426,658	36,823	4,838,138	5,245,158	84,269
Finance income	43,076	56,583	750	149,294	169,199	2,600
Finance costs	(176,120)	(172,589)	(3,068)	(630,204)	(480,547)	(10,977)
Changes in put liability to non-controlling participants in subsidiary	(25,721)	–	(448)	(74,997)	–	(1,306)
Net foreign exchange gain/(loss)	144,141	(9,899)	2,511	(775,130)	(1,433)	(13,501)
Other income	20,804	18,803	362	64,484	46,854	1,123
Goodwill impairment	(163,870)	–	(2,854)	(657,032)	–	(11,444)
Impairment of equity accounted investees	–	–	–	(132,358)	–	(2,305)
Share of loss of equity-accounted investees (net of income tax)	(14,562)	(2,708)	(254)	(43,578)	(8,353)	(759)
Gain on remeasurement of previously held interest in equity accounted investees	–	–	–	–	223,308	–
Profit before income tax	1,941,860	2,316,848	33,823	2,738,617	5,194,186	47,700
Income tax expense	(530,005)	(548,214)	(9,231)	(1,085,768)	(1,216,609)	(18,912)
Net income for the period	1,411,855	1,768,634	24,591	1,652,849	3,977,577	28,789
Attributable to:
Owners of the Company	1,399,569	1,712,643	24,377	1,624,346	3,870,814	28,292
Non-controlling interest	12,286	55,991	214	28,503	106,763	496
Comprehensive income/(loss)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences	29,011	5,686	505	(106,290)	884	(1,851)
Total comprehensive income, net of tax	1,440,866	1,774,320	25,097	1,546,559	3,978,461	26,937
Attributable to:
Owners of the Company	1,427,999	1,718,052	24,872	1,525,472	3,870,547	26,570
Non-controlling interest	12,867	56,268	224	21,087	107,914	367
Earnings per share
Basic (in RUB per share)	27.85	33.82	0.49	32.31	76.68	0.56
Diluted (in RUB per share)	27.24	33.01	0.47	31.52	74.64	0.55

Unaudited Condensed Consolidated Interim Statement of Financial Position

As at

	September 30, 2022	December 31, 2021	September 30, 2022
(in thousands of RUB and USD)	RUB	RUB	USD
Non-current assets
Goodwill	9,886,187	10,630,361	172,194
Intangible assets	2,739,897	3,325,135	47,723
Property and equipment	415,043	423,986	7,229
Equity-accounted investees	338,685	414,621	5,899
Right-of-use assets	138,945	179,000	2,420
Deferred tax assets	545,068	451,890	9,494
Other financial assets	100,000	–	1,742
Other non-current assets	26,645	27,091	464
Total non-current assets	14,190,470	15,452,084	247,165
Current assets
Trade and other receivables	148,742	154,602	2,591
Indemnification asset	91,069	117,844	1,586
Prepaid expenses and other current assets	175,804	234,514	3,062
Short-term investments	512,660	300,000	8,929
Cash and cash equivalents	5,342,774	6,523,228	93,059
Total current assets	6,271,049	7,330,188	109,227
Total assets	20,461,519	22,782,272	356,392
Equity
Share capital	8,655	8,655	151
Share premium	1,568,626	1,568,626	27,322
Share-based payments reserve	1,410,220	694,096	24,563
Treasury shares	(1,425,999)	(1,096,357)	(24,838)
Foreign currency translation reserve	(193,552)	(94,678)	(3,371)
Retained earnings	3,230,903	4,756,114	56,275
Total equity attributable to owners of the Company	4,598,853	5,836,456	80,101
Non-controlling interest	57,368	126,888	999
Total equity	4,656,221	5,963,344	81,100
Non-current liabilities
Loans and borrowings	6,996,605	7,338,876	121,864
Lease liabilities	49,416	96,181	861
Deferred tax liabilities	439,898	504,367	7,662
Contract liabilities	70,298	84,205	1,224
Trade and other payables	36,861	110,236	642
Provisions	24,773	117,345	431
Other non-current liabilities	87,855	135,741	1,530
Total non-current liabilities	7,705,706	8,386,951	134,215
Current liabilities
Contract liabilities	4,395,630	4,560,634	76,562
Trade and other payables	1,873,439	1,816,113	32,631
Loans and borrowings (current portion)	482,071	698,778	8,397
Lease liabilities (current portion)	108,414	100,864	1,888
Income tax payable	308,783	357,555	5,378
Provisions (current portion)	836,098	758,117	14,563
Other current liabilities	95,157	139,916	1,657
Total current liabilities	8,099,592	8,431,977	141,076
Total liabilities	15,805,298	16,818,928	275,291
Total equity and liabilities	20,461,519	22,782,272	356,392

Unaudited Condensed Consolidated Interim Statement of Cash Flows

For the nine months ended

	September 30, 2022	September 30, 2021	September 30, 2022
(in thousands of RUB and USD)	RUB	RUB	USD
OPERATING ACTIVITIES:
Net income for the period	1,652,849	3,977,577	28,789
Adjusted for non-cash items and items not affecting cash flow from operating activities:
Depreciation and amortization	891,112	786,239	15,521
Goodwill impairment	657,032	–	11,444
Impairment of equity accounted investees	132,358	–	2,305
Net finance costs	480,910	311,348	8,376
Net foreign exchange loss	775,130	1,433	13,501
Gain on remeasurement of previously held interest in equity-accounted investees	–	(223,308)	–
Changes in put liability to non-controlling participants in subsidiary	74,997	–	1,306
Other non-cash items	(9,230)	3,163	(161)
Long-term incentive plans, including social taxes	736,509	319,349	12,828
Share grant to the Board of Directors	11,150	16,015	194
Share of loss of equity-accounted investees, net of income tax	43,578	8,353	759
Income tax expense	1,085,768	1,216,609	18,912
Change in trade receivables and other operating assets	57,752	(235,302)	1,006
Change in contract liabilities	(94,535)	743,417	(1,647)
Change in trade and other payables	(814)	683,510	(14)
Change in provisions	69,706	85,748	1,214
Change in other liabilities	(47,771)	10,532	(832)
Income tax paid	(1,303,347)	(1,241,740)	(22,701)
Interest paid	(688,243)	(436,987)	(11,988)
Net cash generated from operating activities	4,524,911	6,025,956	78,813
INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of cash acquired	–	(556,208)	–
Payment of deferred consideration for the acquisition of subsidiary	(68,183)	(233,836)	(1,188)
Payment for the acquisition of equity-accounted investee	(100,683)	(61,300)	(1,754)
Payment for the acquisition of financial asset at fair value through profit and loss	(100,000)	–	(1,742)
Acquisition of intangible assets	(69,111)	(82,040)	(1,204)
Acquisition of property and equipment	(160,221)	(111,105)	(2,791)
Loans issued	–	(73,997)	–
Investments in short-term deposits, net	(212,660)	–	(3,704)
Repayment of loans issued	–	3,203	–
Interest received	148,049	131,993	2,579
Net cash used in investing activities	(562,809)	(983,290)	(9,803)
FINANCING ACTIVITIES:
Acquisition of treasury shares	(329,642)	–	(5,742)
Bank and other loans received	–	6,300	–
Bank loan and other borrowings origination fees paid	–	(43,615)	–
Bank and other loans repaid	(485,789)	(395,107)	(8,461)
Payment for lease liabilities	(76,758)	(60,202)	(1,337)
Dividends paid to shareholders	(3,213,927)	(2,073,893)	(55,979)
Dividends paid to non-controlling interest	(92,408)	(106,978)	(1,610)
Cash paid for non-controlling interests in subsidiaries	–	(155,177)	–
Payments of put liability to non-controlling participants in subsidiary	(145,141)	–	(2,528)
Net cash used in financing activities	(4,343,665)	(2,828,672)	(75,656)
Net (decrease)/increase in cash and cash equivalents	(381,563)	2,213,994	(6,646)
Cash and cash equivalents, beginning of period	6,523,228	3,367,610	113,619
Effect of exchange rate changes on cash	(798,891)	26,380	(13,915)
Cash and cash equivalents, end of period	5,342,774	5,607,984	93,059

Reconciliations of non-IFRS financial measures from the nearest comparable IFRS measures

Reconciliation of EBITDA and Adjusted EBITDA from net income, the most directly comparable IFRS Financial measure:

	For the three months ended September 30,		For the nine months ended September 30,
(in thousands of RUB)	2022	2021	2022	2021
Net income	1,411,855	1,768,634	1,652,849	3,977,577
Add the effect of:
Income tax expense	530,005	548,214	1,085,768	1,216,609
Net interest costs	133,044	116,006	480,910	345,856
Depreciation and amortization	292,388	258,950	891,112	786,239
EBITDA	2,367,292	2,691,804	4,110,639	6,326,281
Add the effect of:
Equity-settled awards, including related social taxes(1)	165,707	136,269	748,896	291,510
SPO-related costs(2)	–	9,904	–	88,025
Income from depositary(3)	(17,299)	(15,940)	(50,311)	(41,955)
Net foreign exchange (gain)/loss (4)	(144,141)	9,899	775,130	1,433
Gain on remeasurement of previously held interests in equity-accounted investees(5)	–	–	–	(223,308)
Gain on financial asset measured at fair value through profit or loss (6)	–	–	–	(34,508)
Share of loss of equity-accounted investees(7)	14,562	2,708	43,578	8,353
Other financing and transactional costs(8)	41,552	–	45,492	–
Transaction costs related to business combinations(9)	–	(2,030)	–	22,614
Goodwill impairment(10)	163,870	–	657,032	–
Impairment of equity-accounted investees(11)	–	–	132,358	–
Integration costs(12)	6,031	–	105,696	–
Adjusted EBITDA	2,597,574	2,832,614	6,568,510	6,438,443

(1)	Represents non-cash expenses related to equity-settled awards issued in accordance with the LTIPs, and as part of remuneration of Board members, as well as related social taxes.
(2)	Represents legal, accounting, and other professional fees, as well as personnel expenses incurred in connection with our secondary public offerings, which are not indicative of our underlying business performance.
(3)	Represents contributions we receive from the sole depositary of our ADRs in accordance with the Deposit Agreement, which are not indicative of our underlying business performance.
(4)	Represents foreign exchange gain or loss, which are not indicative of our underlying business performance as they are not part of our operating activities.
(5)	Represents gain or loss from remeasurement of previously held interests in equity-accounted investees, which is not indicative of our underlying business performance. Specifically, we recognized ₽223 million gain on remeasurement of the previously held interest in Skillaz at fair value as at the acquisition date as of March 31, 2021.
(6)	Represents gain or loss on financial assets measured at fair value through profit or loss, which is not indicative of our underlying business performance. Specifically, in 2021 we recognized ₽35 million gain from change in fair value of the call option to purchase an additional 40.01% ownership interest in Skillaz.
(7)	Represents share of profit or loss of equity-accounted investees which is not indicative of our underlying business performance.
(8)	Represents costs incurred in connection with potential financing and strategic transactions that are not indicative of our underlying business performance.
(9)	Represents legal, accounting, and other professional fees, as well as personnel expenses incurred in connection with business combinations, which are not indicative of our underlying business performance related mostly to acquisition of Skillaz.
(10)	Represents goodwill impairment charge recognized as a result of change in the market conditions, which was reflected in the discounted cash flow models.
(11)	Represents loss from impairment of equity-accounted investees as a result of change in the market conditions, which was reflected in the discounted cash flow models.
(12)	Represents personnel expenses incurred in connection with the technical integration of Zarplata.ru with hh.ru back-end infrastructure, which are not indicative of our ongoing performance.

Reconciliation of Adjusted Net Income from net income, the most directly comparable IFRS Financial measure:

	For the three months ended September 30,		For the nine months ended September 30,
(in thousands of RUB)	2022	2021	2022	2021
Net income	1,411,855	1,768,634	1,652,849	3,977,577
Add the effect of:
Equity-settled awards, including related social taxes(1)	165,707	136,269	748,896	291,510
SPO-related costs(2)	–	9,904	–	88,025
Income from depositary(3)	(17,299)	(15,940)	(50,311)	(41,955)
Net foreign exchange (gain)/loss (4)	(144,141)	9,899	775,130	1,433
Gain on remeasurement of previously held interests in equity-accounted investees(5)	–	–	–	(223,308)
Gain on financial asset measured at fair value through profit or loss(6)	–	–	–	(34,508)
Share of loss of equity-accounted investees(7)	14,562	2,708	43,578	8,353
Other financing and transactional costs(8)	41,552	–	45,492	–
Transaction costs related to business combinations(9)	–	(2,030)	–	22,614
Goodwill impairment(10)	163,870	–	657,032	–
Impairment of equity accounted investees(11)	–	–	132,358	–
Integration costs(12)	6,031	–	105,696	–
Amortization intangible assets recognized upon the acquisition of our predecessor(13)	103,947	103,947	311,840	311,840
Tax effect on adjustments(14)	36,295	(10,848)	(246,555)	(59,222)
Adjusted Net Income[2]	1,782,379	2,002,543	4,176,005	4,342,359

(1)	Represents non-cash expenses related to equity-settled awards issued in accordance with the LTIPs, and as part of remuneration of Board members, as well as related social taxes.
(2)	Represents legal, accounting, and other professional fees, as well as personnel expenses incurred in connection with our secondary public offerings, which are not indicative of our underlying business performance.
(3)	Represents contributions we receive from the sole depositary of our ADRs in accordance with the Deposit Agreement, which is not indicative of our underlying business performance.
(4)	Represents foreign exchange gain or loss, which are not indicative of our underlying business performance as they are not part of our operating activities.
(5)	Represents gain or loss from remeasurement of previously held interests in equity-accounted investees, which is not indicative of our underlying business performance. Specifically, we recognized ₽223 million gain on remeasurement of the previously held interest in Skillaz at fair value as at the acquisition date as of March 31, 2021.
(6)	Represents gain or loss on financial assets measured at fair value through profit or loss, which is not indicative of our underlying business performance. Specifically, in 2021 we recognized ₽35 million gain from change in fair value of the call option to purchase an additional 40.01% ownership interest in Skillaz.
(7)	Represents share of profit or loss of equity-accounted investees which is not indicative of our underlying business performance.
(8)	Represents costs incurred in connection with potential financing and strategic transactions that are not indicative of our underlying business performance.
(9)	Represents legal, accounting, and other professional fees, as well as personnel expenses incurred in connection with business combinations, which are not indicative of our underlying business performance related mostly to acquisition of Skillaz.
(10)	Represents goodwill impairment charge recognized as a result of change in the market conditions, which was reflected in the discounted cash flow models.
(11)	Represents loss from impairment of equity-accounted investees as a result of change in the market conditions, which was reflected in the discounted cash flow models.
(12)	Represents personnel expenses incurred in connection with the technical integration of Zarplata.ru with hh.ru back-end infrastructure, which are not indicative of our ongoing performance.
(13)	As a result of the acquisition of 100% ownership interest in HeadHunter FSU Limited, a predecessor entity of the Group, in 2016 we recognized the following intangible assets: (i) trademark and domain names in the amount of ₽1,634,306 thousand, (ii) non-contractual customer relationships in the amount of ₽2,064,035 thousand and (iii) CV database in the amount of ₽618,601 thousand, which have a useful life of 10 years, 5-10 years and 10 years, respectively. We believe that acquisition of our predecessor entity does not relate to operating activities of the Group as it relates to initial private equity investment in the Group prior to IPO.
(14)	Represents income tax on taxable or deductible adjustments presented above.

2 In the fourth quarter of 2021 we modified the presentation of Adjusted Net Income for the first, second and third quarters of 2021 by including the impact of amortization of intangible assets recognized as a result of Zarplata.ru and Skillaz acquisitions.

Reconciliation of Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) from operating costs and expenses (exclusive of depreciation and amortization), the most directly comparable IFRS financial measure:

	For the three months ended September 30, 2022
(in thousands of RUB)	Personnel expenses	Marketing expenses	Other G&A expenses	Total
Operating costs and expenses (exclusive of depreciation and amortization)	(1,368,938)	(495,648)	(469,617)	(2,334,203)
Add the effect of:
Equity-settled awards, including social tax(1)	165,707	–	–	165,707
Other financing and transactional costs(2)	2,885	–	38,667	41,552
Integration costs(3)	6,031	–	–	6,031
Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)	(1,194,315)	(495,648)	(430,950)	(2,120,913)

	For the three months ended September 30, 2021
(in thousands of RUB)	Personnel expenses	Marketing expenses	Other G&A expenses	Total
Operating costs and expenses (exclusive of depreciation and amortization)	(1,048,358)	(563,698)	(392,740)	(2,004,796)
Add the effect of:
Equity-settled awards, including social tax(1)	136,269	–	–	136,269
SPO-related costs(4)	9,904	–	–	9,904
Transaction costs related to business combinations(5)	(2,030)	–	–	(2,030)
Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)	(904,215)	(563,698)	(392,740)	(1,860,653)

(1)	Represents non-cash expenses related to equity-settled awards issued in accordance with the LTIPs, and as part of remuneration of Board members, as well as related social taxes.
(2)	Represents costs incurred in connection with potential financing and strategic transactions that are not indicative of our underlying business performance.
(3)	Represents personnel expenses incurred in connection with the technical integration of Zarplata.ru with hh.ru back-end infrastructure, which are not indicative of our ongoing performance.
(4)	Represents legal, accounting, and other professional fees, as well as personnel expenses incurred in connection with our secondary public offerings, which are not indicative of our underlying business performance.
(5)	Represents legal, accounting, and other professional fees, as well as personnel expenses incurred in connection with business combinations, which are not indicative of our underlying business performance related mostly to acquisition of Skillaz.

We believe that Net Working Capital is a useful metric to assess our ability to service debt, fund new investment opportunities, distribute dividends to our shareholders and assess our working capital requirements. Calculation of our Net Working Capital is presented in the table below:

(in thousands of RUB)	As of September 30, 2022	As of December 31, 2021
Trade and other receivables	148,742	154,602
Prepaid expenses and other current assets	175,804	234,514
Contract liabilities	(4,395,630)	(4,560,634)
Trade and other payables	(1,873,439)	(1,816,113)
Other current liabilities	(95,157)	(139,916)
Net Working Capital	(6,039,680)	(6,127,547)

We believe that Net Debt and Net Debt to Adjusted EBITDA Ratio are important measures that indicate our ability to repay outstanding debt. Calculation of our Net Debt is presented in the table below:

(in thousands of RUB)	As of September 30, 2022	As of December 31, 2021
Loans and borrowings	6,996,605	7,338,876
Loans and borrowings (current portion)	482,071	698,778
Cash and cash equivalents	(5,342,774)	(6,523,228)
Short-term investments	(512,660)	(300,000)
Net Debt	1,623,242	1,214,426

Calculation of Adjusted EBITDA on the last twelve months basis as of September 30, 2022:

(in thousands of RUB)	RUB
Adjusted EBITDA for the year ended December 31, 2021 (1)	8,652,564
Less Adjusted EBITDA for the nine months ended September 30, 2021	(6,438,443)
Add Adjusted EBITDA for the nine months ended September 30, 2022	6,568,510
Adjusted EBITDA on the last twelve months basis as of September 30, 2022	8,782,631

(1)	In the fourth quarter of 2021 we modified the presentation of Adjusted Net Income for the first, second and third quarters of 2021 by including the impact of amortization of intangible assets recognized as a result of Zarplata.ru and Skillaz acquisitions.

We calculate our Net Debt to Adjusted EBITDA Ratio by dividing Net Debt by Adjusted EBITDA:

(in thousands of RUB)	As of September 30, 2022	As of December 31, 2021
Net Debt	1,623,242	1,214,426
Adjusted EBITDA	8,782,631	8,652,564
Net Debt to Adjusted EBITDA Ratio	0.2x	0.1x